SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number__________


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [ ] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

          For Period Ended     September 30, 2005
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     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant     Vesta Insurance Group, Inc.
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Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

3760 River Run Drive
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City, state and zip code      Birmingham, AL 35243
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[_]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to timely file its Form 10-Q for the period ended September 30, 2005. The Company has previously disclosed that it was unable to file its Form 10-Q for the period ended September 30, 2004, its annual report on Form 10-K for the year ended December 31, 2004, and its Form 10-Q for the periods ended March 31, 2005 and June 30, 2005 on a timely basis. The Company is working diligently to prepare its consolidated financial statements for the quarter ended September 30, 2004 and for the year ended December 31, 2004. Until such consolidated financial statements are prepared, the Company is unable to complete its Form 10-Q for the period ended September 30, 2005.




                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Hopson B. Nance                           205-970-7000
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [_] Yes  [X] No

Form 10-Q for the period ended September 30, 2004
Form 10-K for the year ended December 31, 2004
Form 10-Q for the period ended March 31, 2005
Form 10-Q for the period ended June 30, 2005


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As explained in prior reports, the Company has not filed any interim or annual financial statements since the Form 10-Q for the period ended June 30, 2004, pending completion of the audit of the Company's restated financial statements for the years ended December 31, 2002 and 2003 and the audit of the Company financial statements for the year ended December 31, 2004. On November 15, 2004, the Company announced a preliminary net loss available to common shareholders for the third quarter of 2004 of approximately $59.9 million. Since the third quarter of 2004 is the last open period for which no financial statements have been filed with the SEC, additional changes in estimates as well as restatement adjustments determined subsequent to November 15, 2004 will be included in the third quarter of 2004 which will significantly increase the net loss available to common shareholders for that period. The Company's results of operation from the third quarter of 2005 are expected to be profitable, reflecting significant improvement over the third quarter of 2004 due to significantly lower catastrophe losses, the absence of significant increases in reserves and changes in estimates and gains on the sale of the Company's equity investment in Affirmative Insurance Holdings, Inc. and its life insurance operations. The Company expects to report its preliminary results from operation for the interim periods in 2005 as soon as possible after the completion of the 2004 audit and the filing of its 2004 Form 10-K, but at this time is unable to provide a reasonable estimate of the results for the third quarter of 2005 other than the expectation of profitability expressed herein.





                             Vesta Insurance Group, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   11/10/2005                    By    /s/ Hopson B. Nance
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          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.